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                            EXHIBIT 2 TO SCHEDULE 13G

                         FIRST BANCORP OF INDIANA, INC.
                              CUSIP NO. 31867T-10-3


         The following persons are making a group filing pursuant to Rule 13d because of the various business and personal relationships between the parties, but except as between Roosevelt and Bradshaw disclaim the existence of a group beneficial ownership of the other "group members'" shares and any agreement or intent to act in concert with respect to the purchase of equity securities of the Issuer or to change or influence control of the Issuer:

         1.       The Roosevelt Group, L.L.C.
         2.       Bradshaw Capital Management L.L.C.
         3. Ronald W. Kirby and Theresa C. Kirby, Trustees of the Kirby Family Trust
         4.       Pulaski Financial Corp.